As filed with the Securities and Exchange Commission on May 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

CalAmp Corp.
(Exact name of registrant as specified in its charter)

Delaware	0-12182	95-3647070
(State or other jurisdiction of incorporation	(Commission File	(I.R.S. Employer Identification No.)
or organization)	Number)

15635 Alton Parkway, Suite 250		92618
Irvine, California		(Zip Code)
(Address of Principal Executive Offices)

Richard Vitelle
Executive Vice President and Chief Financial Officer

(949) 600-5600

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit.

Conflict Minerals Disclosure

CalAmp Corp.’s Conflict Minerals Report for the year ended December 31, 2015 is filed as Exhibit 1.01 hereto and is publicly available on the Company’s web site at www.calamp.com/supply-chain.

Section 2 - Exhibits

Item 2.01. Exhibits.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the duly authorized undersigned.

CALAMP CORP.

By:	/s/ Richard Vitelle
Richard Vitelle
Executive Vice President and Chief Financial Officer

Date: May 31, 2016